02050239

Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

P.E.
8/1/02

For the month of August 2002 Commission File Number 1-11854

NATUZZI INDUSTRIES S.p.A.

(Translation of Registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F _x_ Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

NATUZZI

www.natuzzi.com

NYSE: NTZ

Natuzzi S.p.A.
Via Iazzitiello, 47 – 70029 Santeramo (BA) – Italy
Tel. +39 080 8820111 - Fax +39 080 8820241

From:	Investor Relations Dept., E-mail: investor_relations@natuzzi.com
Direct Dial:	+39 080 8820 215
Date:	August 5, 2002
Subject:	Second Quarter and First Half 2002 financial results and conference call
Pages:	1 (including this page)

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Natuzzi S.p.A. announces that SECOND QUARTER and FIRST HALF 2002 FINANCIAL RESULTS will be released on Wednesday, September 4, 2002 at 4:00 p.m. New York time (9:00 p.m. London time – 10:00 p.m. Italian time).
Pasquale Natuzzi, Chief Executive Officer and Chairman, Giuseppe Desantis, Vice Chairman, Fred Starr, Chief Executive Officer and President Natuzzi Americas, and Nicola Dell'Edera, Finance Director, will discuss financial results, followed by a question and answer session, in a teleconference at 10:00 a.m. New York time (3:00 p.m. London time – 4:00 p.m. Italian time) on September 5, 2002.

Webcast of this event available at: www.natuzzi.com

ABOUT NATUZZI S.P.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather upholstered residential furniture.

Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents. Cutting-edge design, superior Italian craftsmanship, and advanced, vertically-integrated manufacturing operations underpin the Company's market leadership.

Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 118 stores, which it licenses to qualified furniture dealers. Outside Italy, the Company sells to various furniture retailers, as well as through 52 licensed Divani & Divani by Natuzzi and Natuzzi branded stores.

Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.

Contact:
Investor Relations Department
Tel. +39-080-8820-215
E-mail: investor_relations@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDUSTRIE NATUZZI S.p.A.
(Registrant)

Date: August 6, 2002

By: Giuseppe Desantis

Giuseppe Desantis